UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Signed Studios, Inc

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       January 25, 2022

Physical address of issuer
3910 Adler Place, Suite 104, Bethlehem, PA 18017

Website of issuer
vsynplus.com

Name of co-issuer
VSYN+ 2024 CF SPV LLC

Legal status of co-issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 5, 2024

Physical address of co-issuer
3910 Adler Place, Suite 104, Bethlehem, PA 18017

Website of co-issuer
vsynplus.com

Name of intermediary through which the Offering will be conducted
Equity Vest LLC ("**EquityVest**")

CIK number of intermediary
1774391

SEC file number of intermediary
007-00215

CRD number, if applicable, of intermediary
306570

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
EquityVest will be paid a percentage of the dollar amount of the Securities sold in the Offering as follows:
6% of the first $250,000 raised;
5% of amounts raised greater than $250,000 up to $500,000;
4% of amounts raised greater than $500,000 up to $1,000,000; and
3% of amounts raised exceeding $1,000,000.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Name of qualified third party *"Escrow Facilitator"* *which the Offering will utilize*
North Capital Private Securities Corporation ("**North Capital**")

Type of security offered
Shares of Class C Common Stock

Target number of Securities to be offered
250

Price (or method for determining price)
$100.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$1,235,000.00

Deadline to reach the target offering amount
December 31, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,758,187.00	$1,090,615.00
Cash & Cash Equivalents	$15,884.00	$4,859.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$1,005,000.00	$439,079.00
Long-term Debt	$237,804.00	$237,804.00
Revenues/Sales	$5,866.00	$0.00
Cost of Goods Sold	$145,589.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,842,281.00	-$1,199,572.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 10, 2024

FORM C

Up to $1,235,000.00

Signed Studios, Inc



_____

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Signed Studios, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), and its crowdfunding vehicle, VSYN+ 2024 CF SPV LLC, a

Delaware Limited Liability Company (the "Co-Issuer," together with the Company, the "**Issuers**"), to prospective investors for the sole purpose of providing certain information about a potential investment in units of limited liability company membership interests of the Co-Issuer (the "**SPV Units**"). The Co-Issuer will use the proceeds raised from the sale of such SPV Units to fund its purchase of the Company's Class C Common stock. As described more fully below, in purchasing SPV Units, purchasers will receive Co-Issuer securities that provide an indirect economic interest in the Company's Class C Common Stock on materially the same terms and with the same rights as those who purchase directly from the Company. For this reason, and in compliance with Regulation Crowdfunding under the Securities Act of 1933 (the "**Securities Act**"), the Issuers are considered to be co-issuers of the combined offering of the Class C Common Stock to the Co-Issuer and, in turn, the SPV Units to purchasers thereof (together, the "Offering"), and are providing prospective investors here with information related to both the Company's Class C Common Stock and the Co-Issuer's SPV Units (collectively, the "**Securities**").

Investors in Securities are sometimes referred to herein as "Purchasers." The Issuers intend to raise at least $25,000.00 and up to $1,235,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Issuers are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase and to thereby obtain an indirect economic interest in the , a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Co-Issuer in its sole and absolute discretion. The Issuers have the right to cancel or rescind their offer to sell the Securities at any time and for any reason.

The Offering is being made through Equityvest (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0	$100.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$1,235,000.00	$54,550.00	$1,180,450.00

(1) This excludes fees to the Issuers' advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Co-Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Issuers filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on their shared or respective websites at vsynplus.com no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate their reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company, the Co-Issuer or another party, or 5) the liquidation or dissolution of the Company or the Co-Issuer.

The date of this Form C is April 10, 2024.

The Issuers have certified that all of the following statements are TRUE for each of the Company and the Co-Issuer in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE CO-ISSUER AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY OR THE CO-ISSUER IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE ISSUERS WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, THE CO-ISSUER AND THEIR RESPECTIVE MANAGEMENT TEAMS CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING, THE COMPANY, AND THE CO-ISSUER. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUERS RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES CORPORATION, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW FACILITATOR'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These

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statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Issuers will file a report electronically with the Securities & Exchange Commission annually and post the report on their shared or respective websites, no later than 120 days after the end of the their fiscal years.

Once posted, the annual report may be found on the Issuers' shared or respective websites at: vsynplus.com and vsynplus.com

Each of the Company and the Co-Issuer must continue to comply with the ongoing reporting requirements until both such entities:
1) are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) have filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3) have filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4) repurchase or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) liquidate or dissolve their business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Issuers will provide the opportunity to ask questions of and receive answers from their respective management teams concerning the terms and conditions of the Offering, the Issuers or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Issuers contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Issuers do not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Signed Studios, Inc (the "Company") is a Delaware Corporation, formed on January 25, 2022. The Company is currently also conducting business under the name of VSYN+.

The Company is located at 3910 Adler Place, Suite 104, Bethlehem, PA 18017.

The Company's website is vsynplus.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

VSYN+ 2024 CF SPV LLC (the "Co-Issuer") is a Delaware Limited Liability Company, formed on April 5, 2024.

The Co-Issuer is located at 3910 Adler Place, Suite 104 , Bethlehem, PA 18017.

The Co-Issuer's website is vsynplus.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

VSYN+ is an innovative streaming platform for sign language entertainment. Our on-demand platform is primarily targeted to the underserved market of the third most commonly used language in the US, American Sign Language (ASL). VSYN+ accomplishes this by offering sign language programming, repurposed programming, educational programming and other sources of content on a subscription basis on OnDemand programming platform. This platform has been built and is distributed by an industry leading technology platform provider. Revenues will be comprised of programming subscriptions, advertising sales revenue and network sponsorships.

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The Company's Offering

Minimum amount of Shares of Class C Common Stock being offered	250
Total Shares of Class C Common Stock outstanding after Offering (if minimum amount reached)	250
Maximum amount of Shares of Class C Common Stock	12,350
Total Shares of Class C Common Stock outstanding after Offering (if maximum amount reached)	12,350
Purchase price per Security	$100.00
Minimum investment amount per investor	$100.00
Offering deadline	December 31, 2024
Use of proceeds	See the description of the use of proceeds on page 37 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 54 hereof.

The Co-Issuer's Offering

Minimum amount of SPV Units being offered	250
Total SPV Units outstanding after Offering (if minimum amount reached)	250
Maximum amount of SPV Units	12,350
Total SPV Units outstanding after Offering (if maximum amount reached)	12,350
Purchase price per Security	$100.00
Minimum investment amount per investor	$100.00
Offering deadline	The Offering deadline for the Co-Issuer's securities is the same date as the offering deadline for the Company's securities.
Use of proceeds	See the description of the use of proceeds on page 37 hereof.
Voting Rights	See the description of the voting rights on page 54 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have

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significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

As a distributor of Sign Language Content, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Johnathan Adair and Todd Donnelly who are CEO/President and Executive Chairman of the Company. The Company has or intends to enter into employment agreements with Johnathan Adair and Todd Donnelly although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Johnathan Adair and Todd Donnelly or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions..

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-

19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: content production, marketing and sales efforts, and distributors, If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Changes in government regulation could adversely impact our business.

The digital media industry is currently not subject to regulation. Many aspects of our industry are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.

On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling. On April 10, 2019, the U.S. House of Representatives passed the Save the Internet Act of 2019, which would restore net neutrality; the Act is awaiting U.S. Senate floor action as of the date of this document.

Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as movie studios, television production companies, sports organizations, freelance writers, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users for our content.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as Vubiquity (Amdocs), to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers,

our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service

functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Risks Related to the Securities

The Shares of Class C Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Class C Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Shares of Class C Common Stock. Because the Shares of Class C Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares of Class C Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares of Class C Common Stock may also adversely affect the price that you might be able to obtain for the Shares of Class C Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits

carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay accrued and unpaid wages of Johnathan Adair (CEO), Joe Noonan (COO), Randy Lykes (CTO), Todd Donnelly (Chairman).
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as unpaid compensation for prior service to the Company.

A portion of the proceeds from the Offering will used to repay obligations of the Company currently in arrears.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of stock will be subject to dilution.
Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of capital stock, including Class C Common Stock or Securities convertible into common stock, including Class C Common stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the

amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of .

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company operates and distributes VSYN+, 'a' streaming platform for sign language entertainment. Our on-demand platform is primarily targeted to the underserved market of the third most commonly used language in the US, American Sign Language (ASL). VSYN+ accomplishes this by offering sign language programming, repurposed programming, educational programming and other sources of content on a subscription basis on an OnDemand programming platform. This platform has been built and is distributed by Vubiquity (Amdocs), the industry leading streaming delivery platform developer. Many of the world's leading content owners (and VSYN+) and video service providers partner with Vubiquity to deliver their entertainment experiences to consumers around the world. Clients include Disney+, Max, Paramount+, NBCUniversal, Sony Pictures and more. Revenues will be comprised of programming subscriptions, advertising sales revenue and network sponsorships.

Business Plan - The Company

Venture concept:

VSYN+ (https://www.vsynplus.com) is a streaming platform for sign language entertainment. Our on-demand platform is primarily targeted to the under-served market of the third most commonly used language in the US (after English and Spanish) and other countries, the hearing impaired. VSYN+ accomplishes this by offering original sign language programming, repurposed programming, educational programming, and other various sources of content on a subscription basis through an OnDemand programming platform. The platform has been built and is distributed by Vubiquity (Amdocs), the industry leading streaming delivery platform developer. Many of the world's leading content owners (and VSYN+) and video service providers partner with Vubiquity to deliver their entertainment experiences to consumers around the world. Clients include Disney+, Max, Paramount+, NBCUniversal, Sony Pictures and more. VSYN+ sources of revenue are comprised of programming subscriptions, adverting sales revenue, and network sponsorships.

Background:

There are 466 million deaf or hard of hearing individuals in the world. Current research indicates this group will grow to over 700 million by 2050. There are over 70 million individuals that currently utilize sign language as their primary form of communication and there is presently no media outlet dedicated to serving this potential audience. VSNY+ principals are experienced media professionals with a significant track record of success in Media, Video Advertising, Video Programming, and Distribution. The company has worked the last twenty-four months to secure and create programming, develop a distribution network and technical solution for programming delivery, contract advertising sales representation with in-house sales capabilities, secure all back room functions related to billing, and establish accounting, legal, and HR protocols. VSYN+ is in an active beta test and on the precipice of a full launch of the network. We are seeking investment to continue our growth.

Targeted Markets:

Deaf and hard of hearing community, and friends and family of this community in North America, particularly US and Canada. The ancillary market is the general population of North America. Secondary launch markets in English speaking countries outside of North America, i.e. Great Britain, Australia, New Zealand, Caribbean and countries where English is the strong second language, i.e. India, Scandinavia, Singapore, South Africa.

Product Line:

VSYN+'s product line consists of two revenue streams, subscription programming and advertising revenue. Below is a brief description of those categories.

Programming created, acquired, or modified for the hearing impaired
• Films
• Series
• Documentaries
• Educational
• Children's programming
• Other media and entertainment Advertising
• Short form video advertising comprised of advertising units ranging in length of fifteen-seconds to two-minutes, pre-roll, post-roll, and in programming advertising availabilities.
• Program sponsorships
• Network sponsorships
• Event sponsorships

Commercialization:

VSYN+ programming will launch with a slate of valuable and intriguing titles directed to the hearing-impaired audience via the Vubiquity distribution platform. A highly targeted marketing campaign will proceed and accompany this launch. A parallel launch will occur for advertising availabilities utilizing programmatic advertising exchanges like The Trade Desk (https://thetradedesk.com) and direct White Label sales for dedicated short-form inventory, sponsorships, and events executed by our exclusive direct ad sales representation partner, JamLoop (https://www.jamloop.com).

VSYN+ intends to grow customers through continued programming creation and acquisition and growing advertising revenue as our viewership and distribution increases.

Forecast Results

VSYN+ 5 Year Revenues / Expenses:
2024 Revenues: $13,400,000   Expenses: $13,200,000
2025 Revenues: $30,100,000   Expenses: $19,500,000
2026 Revenues: $40,900,000   Expenses: $26,000,000
2027 Revenues: $48,400,000   Expenses: $33,600,000
2028 Revenues: $60,000,000   Expenses: $42,200,000

Business Plan - The Co-Issuer

VSYN+ 2024 CF SPV LLC (the "Co-Issuer") was formed by or on behalf of the Company on March ___, 2024 in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of shares of Class C Common Stock it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - o If contemplated by the terms of the Class C Common Stock, the voting of the Class C Common Stock it holds, noting that is will only vote the Class C Common Stock in accordance with such instructions; and
  - o Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the SPV Units and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

Incorporated in the State of Delaware January 25, 2022 as Signed Studios Inc.

Assembled a unique and talented team comprising Deaf and hearing team members covering all aspects of the business including tech, content, design, marketing, and operations

Completion of the Phase 1 buildout of the VSYN+ platform in collaboration with our tech partner Vubiquity (www.vubiquity.com)

Currently conducting live beta testing of the platform on iOS, Android, and Roku

Development and implementation of a wide-ranging creative brand strategy and comprehensive logo design with our strategic branding partner La Visual (www.lavisual.com)

VSYN+ debuted live at Musikfest, the nation's largest non-gated free music festival, where VSYN+ presented a first of its kind with two evenings of groundbreaking live performances from the nation's top Deaf and Hard of Hearing artist.

Acquired 100+ hours of original programming targeted to the hearing impaired community.

Solidified advertising sales relationships and strategies.

The Company's Products and/or Services

Product / Service	Description	Current Market
Streaming Platform	Delivered via iOS and android platforms	United States and Canada

Finish the development of the ROKU, web, Samsung and other delivery platforms. iOS and android platforms in the United States and Canada. We are in final testing with Roku and web delivery, with projected launch in US and Canada by March 30, 2024. We will continue to expand our delivery platforms: Samsung, Verizon, Xfinity, and other Cable and Telco providers.

Competition

The Company's primary competitors are other streaming platforms for viewership of general content.

VSYN+ is in a fortunate position of presently having no direct competition in the space of targeted video to the hearing impaired.

Supply Chain and Customer Base

Films, series, documentaries, educational, children's programing and other content is licensed from the creator for a certain time period to be available for our subscribers. Vubiquity is our platform vendor that will continue to build out our product.

We will be launching our service on February 21, 2024.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
98183230	Entertainment services in the nature of creation, development,	VSYN+	September 16, 2023		USA

	and production of television programming; Entertainment services in the nature of live theatrical, musical or comedic performances; Entertainment services, namely, the provision of continuing broadcast programming, television series, and movies featuring action adventure, animation, anime, biography, classics, comedy, crime, documentary, drama, faith, family, fantasy, history, horror, international, musical, mystery, news, romance, science fiction, sports, thrillers delivered by streaming media delivered over the internet				

Governmental/Regulatory Approval and Compliance

We are not currently subject to governmental regulation.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company. There are no existing legal suits pending, or to the Co-Issuer's knowledge, threatened, against the Co-Issuer.

Other

The Company's principal address is 3910 Adler Place, Suite 104, Bethlehem, PA 18017

The Company has the following additional addresses: None

The Company conducts business in All United States and Canada.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	4.42%	$54,5500
Campaign marketing expenses or related reimbursement	26.00%	$6,500	5.26%	$65,000
Estimated Attorney Fees	14.00%	$3,500	0.81%	$10,000
Estimated Accountant/Auditor Fees	30.00%	$7,500	2.02%	$25,000
General Marketing	4.00%	$1,000	8.10%	$100,000
Research and Development	20.00%	$5,000	8.10%	$100,000
Future Wages	0.00%	$0	16.19%	$200,000
Accrued Wages	0.00%	$0	14.61%	$180,450
Repayment of Debt	0.00%	$0	8.10%	$100,000
Repayment of obligations in arrears	0.00%	$0	12.15%	$150,000
General Working Capital	0.00%	$0	20.24%	$250,000
Total	**100.00%**	**$25,000**	**100.00%**	**$1,235,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. Such fees are the responsibility of and will ultimately be borne by the Company.

The Company does have discretion to alter the use of proceeds as set forth above, while the Co-Issuer does not have such discretion as it relates to the purchase by it of Class C Company Stock. The Company may alter the use of proceeds under the following circumstances: If market conditions change and the BOD believe it would be in the best interest of the company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Johnathan Adair

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director – January 2022-Present
CEO/President, January 2022- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

As President and CEO, Johnathan oversees and runs all areas and aspects of the company. 25+ years in executive leadership roles at The Walt Disney Company, Universal Pictures, Sony Music Entertainment, and Sony Pictures Entertainment. Experience comprises all aspects of the entertainment industry including financing, development, production, distribution and marketing.

Education

Harvard University, AB, Cum Laude

Name

Todd Donnelly

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director – January 2022-Present
Chairman of the Board, January 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

As Chairman of the Board, oversees the running of the company and all aspects of the board of directors. Co-Founder of Viamedia, the largest non-MSO affiliated video advertising sales organization in the U.S.. He is currently a Partner and Executive Producer for The WorkShop Content Studios. Experience comprises of executive leadership, business strategy, advertising, marketing and financing.

Education

University of Pittsburgh

Joseph Barrasse

Joseph is a senior data analytics consultant. His career began working for the Naval Surface Warfare Center where he was the lead mechanical engineer on Navy's Laser Weapon System. He holds a BS degree in Mechanical Engineering from Penn State University and an MBA from MIT.

Jeff Carter

Jeff was formerly a VP for Telecommunication, Inc. and group VP for AT&T Media. Jeff Co-Founded Viamedia, one of the largest and most successful advertising sales operations in the U.S. and is currently the Vice Chairman of Viamedia's Board of Directors.

Nick Colangelo, PH.D.

Over the course of his career Nick has successfully designed, built and operated a unique variety of treatment centers and was formerly the Chief Executive Officer of Brookdale Recovery. He has a storied 40-year history of financial success in various business ventures including real estate development and hospitality.

Dan Cook

Dan Cook is a certified member of the American Sign Language Teachers Association (ASLTA), with over 25 years of teaching experience. For more than a decade, he has produced and hosted his own nationwide traveling game show, titled 'Test Your Knowledge.' Dan was raised in a time before the Americans with Disabilities Act (ADA). He learned in oral tradition and graduated high school, without having an interpreter for access in language fluency. Dan learned ASL in college, and a new world of communication and connections opened up for him. He is now the founder of '*SignTasTic!*,' with the goal to bridge the gap between the Deaf and hearing communities.

Nyle DiMarco

An actor, producer, model, two-time reality show winner, author and cultural icon of the international Deaf community, Nyle DiMarco is a dynamic talent and key member of the team. He has produced two acclaimed Netflix series (Audible and Deaf U) and was the lead actor in country duo Dan + Shay's record-breaking music video Tequila which has over 142 million views. He recently released his first book, Deaf Utopia: A Memoir – and a Love Letter to a Way of Life, a beautifully expressed love letter to Deaf culture and American Sign Language.C

Sami Housman

Sami is an entertainment manager, producer and consultant driven to use media as a means for social impact. She founded Melrose Place in 2017 and projects include Oscar award-winning Deaf U and Audible. Sami was recognized in 2016 as an impactful industry figure in Variety's Power of Youth for her work with top emerging talent.

Joseph Mattioli

Joseph is the Chief Operating Officer of Brookdale Recovery. He also represents the third-generation of the Mattioli NASCAR racing family, owners and operators of the Pocono Raceway. For several years, Joe served as VP of Pocono Raceway. He has extensive experience in executive operations, logistics, media marketing, event management and sponsorships.

Joseph Mattioli

Joseph is the Chief Operating Officer of Brookdale Recovery. He also represents the third-generation of the Mattioli NASCAR racing family, owners and operators of the Pocono Raceway. For several years, Joe served as VP of Pocono Raceway. He has extensive experience in executive operations, logistics, media marketing, event management and sponsorships.

Jean Marie Russo

After 25+ years with Fortune 100 Corporations in the Global Pharmaceutical Industry (Abbott Laboratories, AbbVie, DuPont) Jean Marie took early retirement in April, 2019 and Founded Speaking of Success, Inc., a global high profile Speakers Bureau. Jean Marie is on the Advisory Board of Sign World Studios, Inc., and is a Sponsor of the first International Deaf Film Festival, taking place in November 2023.

Joe Tarulli

Joe is the retired Executive Vice President and Chief Financial Officer of HBO. He was responsible for the network's long-term financial strategy, budget and financial operations, as well as business affairs and production for the network's programming. Joe was an integral part of the network's distribution, theatrical output, and original programming related deals.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Johnathan Adair

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director – January 2022-Present
CEO/President, January 2022- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

As President and CEO, Johnathan oversees and runs all areas and aspects of the company. 25+ years in executive leadership roles at The Walt Disney Company, Universal Pictures, Sony Music Entertainment, and Sony Pictures Entertainment. Experience comprises all aspects of the entertainment industry including financing, development, production, distribution and marketing.

Education

Harvard University, AB, Cum Laude

Name

Todd Donnelly

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director – January 2022-Present
Chairman of the Board, January 2022-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

As Chairman of the Board, oversees the running of the company and all aspects of the board of directors. Co-Founder of Viamedia, the largest non-MSO affiliated video advertising sales organization in the U.S.. He is currently a Partner and Executive Producer for The WorkShop Content Studios. Experience comprises of executive leadership, business strategy, advertising, marketing and financing.

Education

University of Pittsburgh

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 5 employees in Georgia, Texas, and New York.

Directors of the Co-Issuer

The directors or managers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Anita Hertzog
116 Stevenson Avenue
Beverly, NJ 08010
609.455.8758

Officers of the Co-Issuer

The officers of the Co-Issuer are listed below along with all positions and offices held at the Co-Issuer and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

None.

Indemnification

Indemnification is authorized by the Co-Issuer to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Co-Issuer

The Co-Issuer currently has no 'employees..

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	248,836
Voting Rights	Class A Common Shareholders have full voting rights in the affairs of the Company.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Issuance of additional shares of Class A Common stock will dilute holders of Class C Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	90.1%

Type of security	Class B Common Stock
Amount outstanding	27,500
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Issuance of additional shares of Class B Common stock will dilute holders of Class C Common Stock
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	9.9

The Company has the following debt outstanding:

44

Type of debt	Loan
Name of creditor	Todd Donnelly
Amount outstanding	$350,000.00
Interest rate and payment schedule	6% interest rate
Amortization schedule	NA - Term Loan
Describe any collateral or security	Unsecured
Maturity date	11/30/2025
Other material terms	None

Type of debt	Individual Loan
Name of creditor	The Irrevocable Living Trust of John Paul Sgarlet
Amount outstanding	$8,000.00
Interest rate and payment schedule	$4,000.00 monthly
Amortization schedule	None
Describe any collateral or security	None
Maturity date	September 1, 2023
Other material terms	

Type of debt	Convertible Note
Name of creditor	Various Investors
Amount outstanding	$237,804.00
Interest rate and payment schedule	4% interest
Amortization schedule	None
Describe any collateral or security	None
Maturity date	December 1, 2032
Other material terms	This Note evidences the obligation of Borrower to Lender with regard to the Unsecured Loan, and also sets forth Lender's option to convert the principal amount of this Note to shares of Common Stock upon the fifth year anniversary of this Note.

Type of debt	Notes
Name of creditor	David Keinath, Joe Tarulli, John Savchak, Anita Hertzog, Todd Donnelly
Amount outstanding	$695,609.73
Interest rate and payment schedule	10% interest rate
Amortization schedule	None
Describe any collateral or security	Unsecured
Maturity date	December 31, 2024
Other material terms	

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	248,836	$3,500,000	To complete the build out of the platform, secure further Distribution Channels, license programming, pilot productions of original SIGNED STUDIOS' programming and Marketing & Promotion.	July 1, 2023	Section 4(a)(2)
Common Stock	27,500	In-Kind	To complete the build out of the platform, secure further Distribution Channels, license programming, pilot productions of original SIGNED STUDIOS' programming and Marketing & Promotion.	July 1, 2023	Section 4(a)(2)

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $28,765,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership of the Company

The Company is broadly held amongst 77 shareholders.

No beneficial owner owns 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Following the Offering, the Purchasers will own 0.0904% of the Company if the Minimum Amount is raised and 4.28% if the Maximum Amount is raised.

Capitalization of the Co-Issuer

The Co-Issuer has issued the following outstanding Securities: None

The Co-Issuer has the following debt outstanding: None

The Co-Issuer has not conducted any offerings, exempt or not, in the past 3 years.

Ownership of the Co-Issuer

Not applicable – the co-issuer is a newly formed entity of which all interests will be owned by Purchasers of this Offering.

No beneficial owner of Co-Issuer owns 20% percent or more of the Co-Issuer's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company launched on the iOS platform on February 21, 2024 at a $5.99 average per month, per subscriber and receiving very positive remarks on the quality of content and video. We will launch Android, Roku, and the web by the end of March. We will continue to roll out in other distribution channels and increasing our content.   Advertising and Sponsorship revenue will follow. A number of Universities will be adding VSYN+ to their curriculum (student subscribers) and the Company is in talks with the Congressional Deaf Caucus and other state political allies.

The Company intends to achieve profitability by launching VSYN+, a subscription premium streaming platform in February of 2024 at a price of $5.99 average per month, per subscriber. The Company will also be accepting advertising and sponsorship opportunities.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 12,350 of Shares of Class C Common Stock for up to $1,235,000.00. 100% of these securities will be offered and sold to the Co-Issuer based on the Co-Issuer's offer and sale of the corresponding interests in the Co-Issuer to purchasers of such SPV Units. The Co-Issuer is offering up to 12,350 SPV Units for up to $1,235,000.00. The Issuers are each respectively attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Issuers must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Issuers have the right to extend the Offering Deadline at their discretion. The Issuers will each accept investments in excess of the Minimum Amount up to $1,235,000.00 (the "Maximum Amount") for the sale of their respective securities and the additional Securities will be allocated .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the SPV Units and to obtain an indirect economic interest in the Company's Class C Common Stock you must make a commitment to purchase by completing the Subscription

Agreement. Purchaser funds will be held in escrow with North Capital Private Securities Corporation until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment for any reason within 48 hours from the time of their investment commitment. The Intermediary will notify Purchasers if and when the Minimum Amount has been reached at which time the Issuers may close the Offering and accept the funds committed by any Investor for which the right to cancel within the initial 48 hour period following such commitment has lapsed (absent a material change in the interim that would require an extension of the offering and reconfirmation of the investment commitment).

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Issuers will provide notice to prospective investors and receive reconfirmations from Purchasers who have already made commitments. If a prospective investor that has previously conveyed to the Issuers an investment commitment but has not yet purchased the Securities does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the prospective investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a prospective investor does not cancel an investment commitment within 48 hours of their initial investment commitment, the funds will be released to the Issuers upon closing of the Offering and the prospective investor, now a "Purchaser", will receive the in exchange for their investment. Any Purchaser funds received after the initial closing will be released to the Issuers upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company or the Co-Issuer until accepted by the Company, or the Co-Issuer, as applicable, each of which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company or the Co-Issuer should reject all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through EquityVest, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
EquityVest will be paid a percentage of the dollar amount of the Securities sold in the Offering as follows:
6% of the first $250,000 raised;
5% of amounts raised greater than $250,000 up to $500,000;
4% of amounts raised greater than $500,000 up to $1,000,000; and
3% of amounts raised exceeding $1,000,000.

Stock, Warrants and Other Compensation
None

Transfer Agent and Registrar

The Company will maintain the registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization of the Company

The Company has three (3) classes of **Common Stock:** Class A Common Stock, Class B Common Stock, and Class C Common Stock.

At the initial closing of this Offering (if the minimum amount is sold), and based on the Co-Issuer's concurrent purchase of shares of Class C Common Stock,

(a) the Company's authorized capital stock will consist of 1,200,000 shares of common stock (the "Common Stock"), par value $0.01 per share, of which (i) 1,000,000 shares of the authorized Common Stock are hereby designated Class A Common Stock ("Class A Common Stock"), (ii) 100,000 shares of the authorized Common Stock are hereby designated Class B Common Stock ("Class B Common Stock"), and (iii) 100,000 shares of the authorized Common Stock are hereby designated Class C Common Stock ("Class C Common Stock"); and

(b) the Company's issued capital stock will consist of 246,836 shares of Class A Common Stock, (ii) 27,500 shares of Class B Common Stock, and (iii) 250 shares of Class C Common Stock.

Authorized Capitalization of the Co-Issuer

At the initial closing of this Offering (if the minimum amount is sold), the Co-Issuer will have 250 SPV Units outstanding holding 250 shares of Class C Common Stock.

Voting and Other Rights

Class A Common Stock. The holders of the Class A Common Stock shall possess one (1) vote in respect of each share of Class A Common Stock held by such stockholder of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of stockholders of the Corporation held at all meetings of stockholders (and written actions in lieu of meetings).

Class B Common Stock. Except as otherwise required by law or this Certificate of Incorporation, the holders of Class B Common Stock shall have no voting rights in respect of their shares of Class B Common Stock; provided that so long as any shares of Class B Common Stock are outstanding, the Corporation shall not, without the written consent of the holders of a majority of the outstanding shares of Class B Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Class B Common Stock at a meeting of the holders of Class B Common Stock duly called for such purpose, amend, alter, or repeal (by merger, consolidation, combination, reclassification, or otherwise) this Certificate of Incorporation or the Bylaws (the "Bylaws") of the Corporation so as to adversely affect the preferences, rights, or powers of the Class B Common Stock in a manner disproportionate to the adverse effect of such action on the Class A Common Stock and Class C Common Stock.

Class C Common Stock. Except as otherwise required by law or this Certificate of Incorporation, the holders of the Class C Common Stock shall possess one (1) vote in respect of each share of Class C Common Stock held by such stockholder of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of stockholders of the Corporation held at all meetings of stockholders (and written actions in lieu of meetings), provided that the Class C Common Stock shall first vote on any matter as a separate class, and the vote of all of the outstanding shares of Class C Common Stock submitted with the vote of the Common Stock as a single class with respect to such matter shall be the vote of the majority of the outstanding Class C Common Stock on such matter.

General. There shall be no cumulative voting. The number of authorized shares of Class A Common Stock, Class B Common Stock, or Class C Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class C Common Stock, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Dividend Rights

Subject to the prior rights of holders of all classes and series of stock at the time outstanding having prior rights as to dividends, the holders of the Class A Common Stock and Class C Common Stock shall be entitled to receive, when, as and if declared by the Board, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board. Any dividends paid to the holders of shares of Class A Common Stock and Class C Common Stock shall be paid pro rata, on an equal priority, pari passu basis, provided that:

no dividend or distribution shall be declared or paid on shares of the Class A Common Stock unless the same dividend or distribution with the same record date and payment date shall be declared or paid on the shares of Class C Common Stock; provided, however, that dividends payable in shares of Class A Common Stock or rights to acquire Class A Common Stock may be declared and paid to the holders of the Class A Common Stock without the same dividend being declared or paid to the holders of the Class C Common Stock if and only if a dividend payable in shares of Class C Common Stock or rights to acquire Class C Common Stock (as the case may be) at the same rate and with the same record date and payment date as the dividend declared or paid to the holders of the Class A Common Stock shall be declared or paid to the holders of Class C Common Stock; and no dividend or distribution shall be declared or paid on shares of the Class C Common Stock unless the same dividend or distribution with the same record date and payment date shall be declared or paid on the shares of Class A Common Stock; provided, however, that dividends payable in shares of Class C Common Stock or rights to acquire Class C Common Stock may be declared and paid to the holders of the Class C Common Stock without the same dividend being declared or paid to the holders of the Class A Common Stock if and only if a dividend payable in shares of Class A Common Stock or rights to acquire Class A Common Stock (as the case may be) at the same rate and with the same record date and payment date as the dividend declared or paid to the holders of the Class C Common Stock shall be declared or paid to the holders of Class A Common Stock.

No dividend or distribution shall be declared or paid on shares of the Class B Common Stock.

If the Company in any manner subdivides or combines the outstanding shares of Class A Common Stock, Class B Common Stock, or Class C Common Stock, then the outstanding shares of all Common Stock will be subdivided or combined in the same proportion and manner.
The Company does not intend to issue dividends in the future.

Liquidation Rights

Upon any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary (a "Liquidation Event"), before any distribution or payment shall be made to the holders of the Class B Common Stock, the holders of Class A Common Stock and Class C Common Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution (or the consideration received by the Corporation or its stockholders in an Acquisition) for each share of Class A Common Stock and Class C Common Stock then held by them, an amount per share of Class A Common Stock and Class C Common Stock equal to the applicable Original Issue Price plus all declared and unpaid dividends on such Class A Common Stock and Class C Common Stock. If, upon any such Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full to all holders of Class A Common Stock and Class C Common Stock of the liquidation preference set forth in this Section 4(a), then such assets (or consideration) shall be distributed among the holders of Class A Common Stock and Class C Common Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive under this Section 4(a).

After the payment of the full liquidation preference of the Class A Common Stock and Class C Common Stock as set forth in Section 4(a) above, the remaining assets of the Corporation legally available for distribution (or the consideration received by the Corporation or its stockholders in an Acquisition), if any, shall be distributed ratably to the holders of the Common Stock.

The "**Original Issue Price**" shall mean (a) with respect to the Class A-1 Common Stock, $27.10 per share, (b) with respect to the Class A-2 Common Stock, $103.45 per share, (c) with respect to the Class A-3 Common Stock, $100.00 per share, and (d) with respect to the Class C Common Stock, $100 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable class of Stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: The SPV will vote for the Class C Shareholders.

The Company does not have any voting agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition, transfer of the Class B Common Stock is restricted by the Company, as provided in the Certificate of Incorporation.

Other Material Terms

The Issuers do have the right or obligation to repurchase the Shares of Class C Common Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE

INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE ISSUERS, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE ISSUERS TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's Common Stock by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Loans

Related Person/Entity	Todd Donnelly
Relationship to the Company	Executive Chairman
Total amount of money involved	$775,609.73
Benefits or compensation received by related person	Loan at Arm's Length terms
Benefits or compensation received by Company	Cash for operations.
Description of the transaction	Loan to the company

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

The existence of loans to the Company by significant shareholders, directors, and officers may create an incentive of the directors or officers to favor repayment of related party loans over loans to third parties. The board of directors will at all times have regard to its obligations to act in the best interests of the Company when undertaking any transactions where conflicts of interest may arise, and the board of directors will undertake to resolve such conflicts fairly.

OTHER INFORMATION

None.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.
The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Todd Donnelly
(Signature)

Todd Donnelly
(Name)

Chairman
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Anita Herzog
(Signature)

Anita Herzog
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

57

/s/Todd Donnelly
(Signature)

Todd Donnelly
(Name)

Chairman of the Board
(Title)

April 10, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Todd Donnelly, being the founder of Signed Studios, Inc, a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2023 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2023, and the related notes to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2023, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Todd Donnelly
(Signature)

Todd Donnelly
(Name)

Chairman of the Board
(Title)

April 10, 2024
(Date)

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer
Exhibit B   Presentation Deck

60

EXHIBIT A

Financial Statements of Company and Co-Issuer

SIGNED STUDIOS, INC.

FINANCIAL REPORT
(Reviewed)

December 31, 2022

BUCKNO
LISICKY
& COMPANY

BucknoLisicky.com
A Professional Corporation
Certified Public Accountants | Business Consultants

SIGNED STUDIOS, INC.

Table of Contents
December 31, 2022

Buckno Lisicky & Company
Certified Public Accountants | Business Consultants

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Signed Studios, Inc.

We have reviewed the accompanying financial statements of Signed Studios, Inc. (a corporation), which comprise the balance sheet as of December 31, 2022, and the related statements of income, stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Signed Studios, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Buckno Lisicky & Co PC

Allentown, Pennsylvania
December 15, 2023

1

SIGNED STUDIOS, INC.
Balance Sheet
December 31, 2022

ASSETS

CURRENT ASSETS		
Cash	$	4,859
Prepaid expenses		16,856
TOTAL CURRENT ASSETS		21,715
OTHER ASSETS		
Capitalized software development costs		947,000
Deferred tax asset		121,900
TOTAL OTHER ASSETS		1,068,900
TOTAL ASSETS	$	**1,090,615**

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Line of credit	$	350,000
Current maturities of long-term debt		36,000
Accounts payable		48,637
Credit card payable		1,068
Interest payable		3,374
TOTAL CURRENT LIABILITIES		439,079
LONG TERM DEBT less current maturities		
Due to individual		36,000
Shareholder notes		201,804
TOTAL LONG TERM DEBT		237,804
TOTAL LIABILITIES		676,883
STOCKHOLDERS' EQUITY		
Common stock		1,613,304
Retained earnings (deficit)		(1,199,572)
TOTAL STOCKHOLDERS' EQUITY		413,732
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**1,090,615**

BUCKNO-LISICKY & COMPANY

See Notes to Financial Statements

SIGNED STUDIOS, INC.

Statement of Income
Year Ended December 31, 2022

INCOME	$ -
DEVELOPMENT AND ADMINISTRATIVE EXPENSES	
Advertising and marketing	936,555
Auto expense	233
Bank charges	756
Computer and internet expense	12,988
Dues and subscriptions	857
Insurance expense	12,063
Office supplies	751
Outside services	228,134
Payroll	47,539
Postage	87
Professional services	61,941
Rent	10,000
Research and development	590
Telephone	86
Training	1,124
Travel	4,394
TOTAL DEVELOPMENT AND ADMINISTRATIVE EXPENSES	1,318,098
OPERATING LOSS	(1,318,098)
OTHER INCOME (EXPENSE)	
Interest expense	(3,374)
TOTAL OTHER INCOME (EXPENSE)	(3,374)
LOSS BEFORE INCOME TAXES	(1,321,472)
FEDERAL AND STATE DEFERRED TAX BENEFIT	121,900
NET LOSS	**$ (1,199,572)**

See Notes to Financial Statements.

3   BUCKNO LISICKY & COMPANY

SIGNED STUDIOS, INC.

Statement of Stockholders' Equity
Year Ended December 31, 2022

| | Common Stock | | | |
	"A" Shares	Amount	"B" Shares	Amount
Balance, January 1, 2022	-	$ -	-	$ -
Issuance of stock	2,268	1,613,304	155	-
Net loss	-	-	-	-
BALANCE, December 31, 2022	2,268	$1,613,304	155	$ -

See Notes to Financial Statements.

4

BUCKNO LISICKY & COMPANY

SIGNED STUDIOS, INC.

Statement of Stockholders' Equity
Year Ended December 31, 2022

	Retained Earnings (Deficit)		Total
	$ -	$	-
	-		1,613,304
	(1,199,572)		(1,199,572)
	$ (1,199,572)	$	413,732

BUCKNO LISICKY & COMPANY

SIGNED STUDIOS, INC.
Statement of Cash Flows
Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(1,199,572)
Adjustments to reconcile net loss to net		
cash used in operating activities:		
Deferred taxes		(121,900)
(Increase) decrease in assets:		
Prepaid expenses		(16,856)
Increase (decrease) in liabilities:		
Accounts payable, trade		48,637
Credit card payable		1,068
Interest payable		3,374
NET CASH USED IN		
OPERATING ACTIVITIES		(1,285,249)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of intangible assets		(947,000)
NET CASH USED IN		
INVESTING ACTIVITIES		(947,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from line of credit		350,000
Payments on due to individual loan		(64,000)
Proceeds on shareholder notes		237,804
Issuance of capital stock		1,713,304
NET CASH PROVIDED BY		
FINANCING ACTIVITIES		2,237,108
NET INCREASE IN CASH		**4,859**
CASH		
Beginning		-
Ending	$	**4,859**

BUCKNO LISICKY & COMPANY

NOTE 1. **NATURE OF OPERATIONS**

Description of Business

Signed Studios, Inc., a Delaware corporation (the "Company"), is engaged in the development of a broadcast quality streaming platform that creates and distributes sign language programming for deaf, hard of hearing, and hearing consumers; everyone who enjoys streaming movies, tv series, documentaries, reality shows, and all types of entertainment programming of all genres.

The Company is in the start up stage and has not recognized any revenue as of December 31, 2022.

NOTE 2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, dependence on key individuals, and risks associated with changes in information technology.

Revenue Recognition

The Company will generate its revenues from subscription-based arrangements that allow customers to access its on-demand application service.

Revenues are recognized when control of the promised goods or services is transferred to a customer in an amount that reflects the consideration that the Company expects to receive in exchange for those services.

The Company estimates the transaction price, at the commencement of the contract and recognizes revenue over the contract term.

The services provided by the Company for the subscription-based arrangements are considered standready performance obligations where customers benefit from the services evenly throughout the service period. Revenue is primarily recognized on a

7

BUCKNO LISICKY & COMPANY

ratable basis over the contractual subscription period of the arrangement beginning when or as control of the promised services is transferred to the customer.

Research and Development

Research and development costs that do not meet the criteria for capitalization are expensed as incurred. Research and development expenses include compensation, employee benefits, and fees paid to outside consultants.

Advertising Costs

The Company expenses the cost of advertising as expenses are incurred. Advertising expense is $936,555 for the year ended December 31, 2022.

Software Development Costs

The Company capitalizes on certain development costs incurred in connection with its internal use of software and website. These capitalized costs are primarily related to its performance tool which is hosted by the Company and accessed by its customers via a web application on a subscription basis. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years.

The Company capitalized $947,000 in internal-use software during the year ended December 31, 2022. Amortization of capitalized software development will begin when the software is substantially complete and ready for its intended use.

Software development costs expensed, which are included in Advertising and Marketing expense in the accompanying statement of income were $936,183 for the year ended December 31, 2022.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are recalculated using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NOTE 3.   LEASING ACTIVITES

The Company has adopted FASB ASC 842 during the year ended December 31, 2022. The application of the new standard did not have a material effect on the financial statements. The Company has elected to apply the short-term lease exception to all

BUCKNO╠LISICKY & COMPANY

leases with terms of a year of less to recognize the expense on the straight-line basis. Rental expense on a short-term leases is $10,000 for the year ended December 31, 2022.

NOTE 4.   LINE OF CREDIT

The Company has available an unsecured working capital line of credit agreement with an individual in which it could borrow up to $350,000. The agreement expires November 30, 2025. Borrowings under the line bear a fixed rate of 6%. The outstanding balance as of December 31, 2022 is $350,000.

NOTE 5.   LONG-TERM DEBT

Long-term debt as of December 31, 2022 is as follows:

Individual loan, due in monthly installments of $4,000, due September 2023	$ 36,000
Shareholder notes, unsecured, with annual payments including accrued interest and varying amounts of principal beginning December 2023. All loans accrue interest at 4% and are due December 2032.	237,804
	273,804
Less current maturities	36,000
	$ 237,804

Maturities of long-term debt as of December 31, 2022 are as follows:

Year ending December 31	
2023	$ 36,000
2024	-
2025	-
2026	-
2027	-
Thereafter	237,804
	$ 273,804

Interest expense on related party debt totaled $3,374 for the year ended December 31, 2022.

For the shareholder notes disclosed above, on September 30, 2027, the shareholder shall have a ninety day period to convert the then principal amount of the note to common stock of the Company. The value of each full or partial share of common stock shall be

9

determined by the then value of the common stock as determined by the Company consistent with the valuation used for other purposes.

NOTE 6.   INCOME TAXES

There is no current provision for federal or state income taxes as the Company incurred operating losses for the year ended December 31, 2022.

The deferred tax asset as of December 31, 2022 is comprised of the following:

Federal:		
Operating loss carryover	$	86,200
State:		
Operating loss carryover		35,700
Deferred tax asset	$	121,900

The provision for federal and state income taxes for the year ended December 31, 2022 is as follows:

Federal:		
Deferred	$	86,200
		86,200
State:		
Deferred		35,700
		35,700
	$	121,900

NOTE 7.   STOCKHOLDERS' EQUITY

Common Stock

The Company has issued 2,423.20 shares of common stock of the total authorized amount of 10,000 shares as of December 31, 2022. The outstanding shares consist of 2,268.20 Class A shares (no par value) and 155 Class B shares (no par value).

NOTE 8.   CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash deposits. The Company maintains its cash account in a commercial banks. The amount on deposit at this bank may exceed the federally insured limit during the year. The Company has not experienced any losses as a result of these uninsured balances.

BUCKNO⚿LISICKY & COMPANY

NOTE 9.   SUBSEQUENT EVENTS

As of January 10, 2023, subsequent borrowings on the Company's line of credit amounted to $50,000.

In July 2023, the Company had a common stock offering of up to 290 shares at $10,344.82 per share.

The Company has evaluated subsequent events through December 15, 2023, the date through which the financial statements were available to be issued.

11

BUCKNO⧸LISICKY & COMPANY

EXHIBIT B

Presentation Deck




vsyn+

YOUR NEW HOME FOR SIGN LANGUAGE ENTERTAINMENT





A WINDOW TO OTHER WORLDS

The VSYN+ identity was inspired by blending elements of cinema, the human iris, and sunlight to create its emblem. Our eyes are portals to different realms, and vision is a vital sense that enables us to explore and be captivated by the world around us, shaping our dreams and sparking our imaginations.



VSYN+

=



Sunlight

+



Human Iris

+



Cinema



70 MILLION

Deaf individuals use one or more forms of sign language.

World Federation of the Deaf

THIRD

ASL only trails English and Spanish as the most commonly used language in America. It is also the third most popular studied language in American universities.

Handspeak

466 MILLION

people in the world have disabling hearing loss, with that number nearly doubling by 2050.

World Health Organization

37.5 MILLION

Approximately 15% of American adults aged 18 and over have reported trouble hearing.

NIDCD







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A deaf man goes through an unexpected night with his friends after a smoke went wrong, but he migh...
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MARKET RESEARCH + PROJECTIONS



90% SAID

they find the concept appealing

this streaming service is one they are likely
to view on a daily basis

It is crucial for deaf and hard–of–hearing
individuals as well as their family and friends

The concept's thorough incorporation of
sign language holds significant value

70% SAID

they are willing to pay
$7/month for this service

A HUB Entertainment Research survey of ASL consumers and their family + friends

July 2019 – August 2019 * available upon request



PURCHASING POWER

of potential deaf and hard of hearing subscribers

Deaf/HoH discretionary income in the U.S. is over $9 billion.

The market for ASL interpreting services in the United States in 2021 was estimated at $900 million to $1.2 billion.

Deaf/HoH are brand loyal and have lower churn rates especially with businesses that embrace their culture and innovate to the unique needs and perspectives of the Deaf/HoH community.

Deaf/HoH is not a solitary market. Deaf/HoH are surrounded by friends and family who are also exceptionally loyal consumers of the brands backed by the Deaf/HoH community making the Total Addressable Market significantly greater.

www.air.org
https://www.nimdzi.com/asl-interpreting/#market-for-asl

Momentum for ASL entertainment continues to build











MARVEL STUDIOS
January 10
Disney+

Disney+ // Marvel's Echo

An Apple Original Film
CODA
sundance
sundance
sundance
sundance
STREAMING
AUGUST 13
tv+
Every family has its own language.

Apple+ // CODA



Ford | Blue Cruise



Subaru | A Beautiful Silence



While other major American brands have invested in ASL to enhance their national marketing campaigns



SUBSCRIPTION MODEL

MONTHLY
$6.99

6 MONTH
$36.99

YEARLY
$73.99

Subscription pricing may vary depending on several factors

REVENUE STREAMS



Subscription
Price increase with the addition of Android, Roku and web browsers coming in Q2 of 2024



Advertising
In-platform advertising



Sponsorship
Sales of VSYN+ programming



Live events
Education, entertainment, events, festivals



Merchandise
Collaborations with VSYN+ influencers



PLATFORM SCHEDULE (2024)

We plan to scale across additional platforms (Samsung and Apple TV), as well as expand internationally in Q4 of 2024/Q1 of 2025.



Live	April 21	April 21	May 1
iOS	Android	Roku	Web

OUR TEAM



Johnathan Adair
President + CEO

25+ years in executive leadership roles at The Walt Disney Company, Universal Pictures, Sony Music Entertainment, and Sony Pictures Entertainment. Experience comprises all aspects of the entertainment industry including financing, development, production, distribution and marketing.



Todd Donnelly
Executive Chairman

Co-Founder of Viamedia, the largest non-MSO affiliated video advertising sales organization in the U.S.. He is currently a Partner and Executive Producer for The WorkShop Content Studios. Experience comprises of executive leadership, business strategy, advertising, marketing and financing.



CJ Jones
Strategic Advisor

Globally acclaimed Deaf actor, producer, director and writer. Many know CJ from his critically acclaimed role in the 2017 blockbuster film Baby Driver and as the creator of the Na'vi Sign Language in Avatar: The Way of Water and Avatar 3. CJ will help with the VSYN+ creative direction and content efforts.



Joe Tarulli
Strategic Advisor

Retired CFO at HBO. Joe had a successful career leading the media giant for 14 years. Joe is key strategic advisor, board member and investor whose knowledge and experience has been integral to the progress of VSYN+.





OUR TEAM

Operations, Content + Marketing



Yael Gareen
EVP, Operations

A sibling-of-deaf-adult (SODA) from birth and co-founder of the top school for self defense in NYC for over a decade, Yael leads the operations department at VSYN+ while bringing the Deaf and hearing worlds together. Yael obtained her bachelor's degree in Psychology from the University of Haifa, and her master's degree in Social Work from Columbia University.



Shelly Guy
EVP, Content Acquisition

Originally from Haifa, Israel, Shelly is fluent in ISL, Hebrew, ASL and English. Shelly has a Master's degree in Deaf Education from the University of Northern Colorado and has been a teacher, evaluator, and trainer for 15 years. She is an actor, ASL consultant and producer for the New York Deaf Theater, The Public Theater and Shakespeare in the Park.



Melissa Yingst
EVP, Outreach + Community

A graduate of Gallaudet University, Melissa is an acclaimed media personality known for her trailblazing anchoring of the Deaf Hearing Network, DPAN-TV and TruBiz. Melissa's breakthrough came when she created her own show, MELMIRA, where her remarkable talent and much celebrated engaging personality won her loyal fans throughout social media.



Patrick Donnelly
VP, Marketing

As VP of Marketing, Patrick has led the development of the VSYN+ brand and strategy from inception. Patrick's career spans across creative and business development in the world of sports and entertainment, working at CSM – one of the fastest growing sports marketing agencies in the world and formerly serving as Head of Branded Content at The WorkShop, an award-winning production studio.

OUR TEAM



Monique "MoMo" Holt
Creative Consultant

Professor Holt, as her Gallaudet University students call her, is also a singular performer, director and storyteller. A member of the Actors Equity Association (AEA) and SAG-AFTRA, she also works as a Deaf Interpreter for Deaf-Blind, Close-Vision and non-Deaf, non-English speaking clients.



Nyle DiMarco
Creative Consultant

Nyle is a cultural icon of the Deaf community. He's a dynamic talent with 3+ million followers across social and has produced two acclaimed Netflix series, Deaf U and Audible. Nyle received a Oscar nomination for Audible. He released his book Deaf Utopia, a love letter to Deaf culture and ASL.



Alexandria Wailes
Creative Consultant

Actor, dancer, choreographer and director of artistic sign language. Acted in Children of a Lesser God and King Lear. Last year, she was part of the creation of the award-winning CODA. Alexandria was featured as the graceful Lady In Purple in the acclaimed 2022 Broadway production of For Colored Girls.



Justin Osmond
Creative Consultant

Being born with a severe to profound hearing loss is hard for anyone, but being the son of Merrill Osmond, the lead singer of the world-renowned Osmond Family, made deafness an even bigger challenge. Despite a 90% hearing loss and over 12 years of intense speech/listening therapy, Justin has gone on to become a successful musician, motivational speaker, business professional and author.

Advisory Team





TECHNOLOGY PARTNERS

Enlisting the industry leader



An Amdocs Company

With a wide-ranging global customer network, Vubiquity delivers premium content to viewers around the world on any screen, any device, any platform

The world's leading content owners and video service providers partner with Vubiquity to deliver their entertainment experiences to consumers

Clients include Netflix, Disney, MAX, Paramount, and NBCUniversal



BOARD OF DIRECTORS



Todd Donnelly

Todd was a Co-Founder of Viamedia, one of the largest and most successful screened media advertising sales operations in the U.S. After a successful exit, Todd became a Partner and Director of Business Development for The WorkShop Content Studios, an award-winning unscripted production company where he was an Executive Producer of the Emmy nominated Netflix series Basketball or Nothing.



Jeff Carter

Jeff was formerly a VP for Telecommunication, Inc. and group VP for AT&T Media. Jeff Co-Founded Viamedia, one of the largest and most successful advertising sales operations in the U.S. and is currently the Vice Chairman of Viamedia's Board of Directors.



Johnathan Adair

Johnathan has over 25 years of experience in executive leadership roles at the world's premier entertainment organizations including The Walt Disney Company, Universal Pictures, Sony Pictures Entertainment and Sony Music Entertainment. His experience comprises all aspects of entertainment including financing, development, production, distribution and marketing. Johnathan is a cum laude honors graduate from Harvard University.



Nick Colangelo, PH.D.

Over the course of his career Nick has successfully designed, built and operated a unique variety of treatment centers and was formerly the Chief Executive Officer of Brookdale Recovery. He has a storied 40-year history of financial success in various business ventures including real estate development and hospitality.



Joseph Barrasse

Joseph is a senior data analytics consultant. His career began working for the Naval Surface Warfare Center where he was the lead mechanical engineer on Navy's Laser Weapon System. He holds a BS degree in Mechanical Engineering from Penn State University and an MBA from MIT.



Dan Cook

Dan Cook is a certified member of the American Sign Language Teachers Association (ASLTA), with over 25 years of teaching experience. For more than a decade, he has produced and hosted his own nationwide traveling game show, titled 'Test Your Knowledge.' Dan was raised in a time before the Americans with Disabilities Act (ADA). He learned in oral tradition and graduated high school, without having an interpreter for access in language fluency. Dan learned ASL in college, and a new world of communication and connections opened up for him. He is now the founder of 'SignTasTid,' with the goal to bridge the gap between the Deaf and hearing communities.

BOARD OF DIRECTORS





Nyle DiMarco

An actor, producer, model, two-time reality show winner, author and cultural icon of the international Deaf community, Nyle DiMarco is a dynamic talent and key member of the team. He has produced two acclaimed Netflix series (Audible and Deaf U) and was the lead actor in country duo Dan + Shay's record-breaking music video Tequila which has over 142 million views. He recently released his first book, Deaf Utopia: A Memoir – and a Love Letter to a Way of Life, a beautifully expressed love letter to Deaf culture and American Sign Language.



Jean Marie Russo

After 25+ years with Fortune 100 Corporations in the Global Pharmaceutical Industry (Abbott Laboratories, AbbVie, DuPont) Jean Marie took early retirement in April, 2019 and Founded Speaking of Success, Inc., a global high profile Speakers Bureau. Jean Marie is on the Advisory Board of Sign World Studios, Inc., and is a Sponsor of the first International Deaf Film Festival that took place in Nov 2023.



Sami Housman

Sami is an entertainment manager, producer and consultant driven to use media as a means for social impact. She founded Melrose Place in 2017 and projects include Oscar award-winning Deaf U and Audible. Sami was recognized in 2016 as an impactful industry figure in Variety's Power of Youth for her work with top emerging talent.



Joe Tarulli

Joe is the former Executive Vice President and Chief Financial Officer of HBO. He was responsible for the network's long-term financial strategy, budget and financial operations, as well as business affairs and production for the network's programming. Joe was an integral part of the network's distribution, theatrical output, and original programming related deals.



Joseph Mattioli

Joseph is the Chief Operating Officer of Brookdale Recovery. He also represents the third-generation of the Mattioli NASCAR racing family, owners and operators of the Pocono Raceway. For several years, Joe served as VP of Pocono Raceway. He has extensive experience in executive operations, logistics, media marketing, event management and sponsorships.



FINANCIALS

Raised to date: $3.5MM

As of March 1, 2024

Current Phase 3 Raise: $3MM

- Waycrosse, Inc. investment at over $1MM
- Ben Franklin Technology Partners investment at $200,000

Use of Funds

- Technology build
- Marketing and Advertising
- Content acquisition
- VSYN+ employee expansion

JOIN TEAM VSYN+

We truly appreciate your interest, belief, and support. Our team is committed and determined to make VSYN+ a resounding success and the home of sign language entertainment.



VSYN+